SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company
(Translation of registrant’s name in English)

Av. Ayrton Senna da Silva, 1633 — 2° andar
54410-240 Jaboatão dos Guararapes
Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

N O T I C E T O S H A R E H O L D E R S T e r m i n a t i o n o f w i t h d r a w a l r i g h t s t e r m a n d c h a n g e o f c o r p o r a t e a n d t r a d i n g n a m e

Filer :    Tele Celular Sul Participações S.A.
Proposed merger with Tele Nordeste Celular Participações S.A.

Registration No. 333-116330

In connection with this proposed transaction, Tele Celular Participações S.A. (TSU) has filed relevant materials with the SEC, including TSU's registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participações S.A.'s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC's web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TND by calling +55 81 3302-2594.

TIM PARTICIPAÇÕES S.A.
(new corporate name of TELE CELULAR SUL PARTICIPAÇÕES S.A.)
Publicly-held Company - CNPJ/MF n.º 02.558.115/0001 -21- NIRE n.º4130001760-3

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company – CNPJ/MF nº 02.558.156/0001 -18 – NIRE nº 2630001109-3

We hereby inform to the shareholders: (1) Withdrawal rights: the expiration, on October 4, 2004, of the withdrawal rights period for the dissenting common shareholders in connection with the decision taken at the Extraordinary Shareholders Meeting of Tele Nordeste Celular Participações S.A. ("TND") held on August 19, 2004. The payment related to the withdrawal will begin on October 7, 2004, at the branches of Banco ABN AMRO Real S/A, or in the stock exchanges, in case of shareholders that participate in the fiduciary custody of shares, (2) Effectiveness of the Merger: the declaration of effectiveness of the merger of TND with and into TIM Participações S.A., as per the decision of the Extraordinary Shareholders Meetings of TND held on August 19, 2004 and of TIM Participações S.A. held on August 30, 2004, (3) Trading of shares of TIM Participações S.A.: that as from October 8, 2004 the shares of TND will cease to be negotiated and as of October 11, 2004 the shares of TND and TIM Participações S.A. will start to be negotiated under the name of TIM Participações S.A., and the trading name will be TIM PART SA. The ticker symbols will continue to be TCSL3 for the common shares and TCSL4 for the preferred shares. From October 18 to October 20, 2004, the negotiation of shares on the counter market (Mercado de Balcão) will be suspended as well as the blockage of Shares Transfer Orders (Ordem de Transferência de Ações - OTA) at the depositary institution (Banco ABN AMRO Real S/A) for brokerage houses. The outstanding shares blockages under the former corporate name of TIM Participações S.A. shall remain valid until their respective expiration dates and the shares blockages requested as of October 11, 2004 will already be expressed according to the company's new name.

The main terms and conditions of the merger of TND with and into TIM Participações S.A. were informed to the market through the Material Fact announcement published on July 20, 2004, which describes among others the exchange ratios of TND's shares by TIM Participações S.A.'s shares (item 9) and the treatment applicable to the fractions of shares issued by TIM Participações S.A. (item 11).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Date: October 6, 2004
By: /s/ WALMIR URBANO KÉSSELI Name: Walmir Urbano Késseli Title: Chief Financial Officer